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FILED AS CORRESPONDENCE ON EDGAR

September 25, 2008

James Rosenberg
Senior Assistant Chief Accountant
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christine Allen, Staff Accountant

Re:	Nutra Pharma Corp, Form 10-KSB-A for the Fiscal Year ended December 31, 2007
(File No. 000-32141)

Dear Mr. Rosenberg:

This correspondence is in response to your September 15, 2008 correspondence regarding the above-referenced Form 10-KSB-A filing of Nutra Pharma Corp. (“the Company”).

The Company hereby requests an 8 day extension to review and address the matters in your correspondence and to make the appropriate amended filing. We anticipate filing Amendment No. 2 to the Company’s Form 10-KSB by October 3, 2008.

Sincerely yours,

/s/ Rik J. Deitsch
Rik J. Deitsch
Chief Executive Officer/Chief Financial Officer Nutra Pharma Corp.